United States securities and exchange commission logo





                              November 4, 2020

       Kevin Chen
       Chief Executive Officer
       Edoc Acquisition Corp.
       7612 Main Street Fishers
       Suite 200
       Victor, NY 14564

                                                        Re: Edoc Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 2,
2020
                                                            File No. 333-248819

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. Please provide an analysis explaining why you believe that the existence of the agreements with respect
to limit orders, and the limit orders themselves, is consistent with
                                                        Regulation M under the
Exchange Act with respect to the initial distribution. See Key
                                                        Hospitality Acquisition
Corp., SEC No-Action Letter (October 12, 2005), in which the staff took a no-action
position with respect to warrant purchase agreements.
   2. We note your disclosure on the cover page and throughout your prospectus that your
                                                        Sponsor and I-Bankers
pursuant to agreements with you will enter into limit order
                                                        agreements in
accordance with the guidelines of Rule 10b5-1 and Regulation M under the
 Kevin Chen
Edoc Acquisition Corp.
November 4, 2020
Page 2
       Exchange Act, to place limit orders to purchase rights in the open market at market prices, and not to exceed $0.20 per right. Please file such limit order agreement(s) with your registration statement.
Permitted purchases of public shares and warrants by our affiliates, page 18

3. We note the sub-heading description here that your affiliates will be permitted to purchase
       "public shares and warrants." Elsewhere in the description here you state that your sponsor has agreed, pursuant to a letter agreement with you to place limit orders, through an independent broker-dealer registered under Section 15 of the Exchange Act to purchase up to an aggregate of 3,750,000 of the registered "rights" in the open market at market prices, and not to exceed $0.20 per "warrant" during the prescribed period. Please reconcile your disclosures to describe the securities under the limit orders.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642
with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Chen
                                                            Division of
Corporation Finance
Comapany NameEdoc Acquisition Corp.
                                                            Office of Energy &
Transportation
November 4, 2020 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName